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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20540

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

    Price Enterprises, Inc.
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                                (Name of Issuer)

    Common Stock
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                         (Title of Class of Securities)

          741444103
          -----------------------------------------------------------
                                 (CUSIP Number)

Daniel T. Carter 4649 Morena Blvd. San Diego, CA 92117
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(Name, Address and Telephone of Person Authorized to Receive Notice and
Communications) (619) 581-4889

                                December 4, 1996
          -----------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial, ownership of more than five percent of the class of securities described in Item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 74144103
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1 NAME OF REPORTING PERSON
  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

  Robert E. Price
  ###-##-####

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) / /
                                                                       (b) /X/

3 SEC USE ONLY

4 SOURCE OF FUNDS
  00

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  TO ITEMS 2(d) or 2(E)                                                   / /

6 CITIZENSHIP OR PLACE OF ORGANIZATION
  U.S. Citizen

                      7 SOLE VOTING POWER
     NUMBER OF          See Attached
      SHARES
    BENEFICIALLY      8 SHARED VOTING POWER
     OWNED BY           See Attached
  REPORTING PERSON
       WITH           9 SOLE DISPOSITIVE POWER
                        See Attached

                     10 SHARED DISPOSITIVE POWER
                        See Attached

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   5,127,618

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
   SHARES*                                                              / /

   See attached

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    5,127,618
   ---------- = 22.02%
   23,291,294

14 TYPE OF REPORTING PERSON*
   IN

Number of Shares Beneficially Owned by Each Reporting Person with

7) Sole Voting Power

   5,112       By Robert Price as Custodian for His Minor Children (UGMA-CA)

8) Shared Voting Power

   2,531,736   By Robert Price as Co-Trustee of Robert & Allison Price


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                Trust 1/10/75
   90,270       By Robert Price as Co-Trustee of a Trust for Benefit of His
                Minor Children
2,500,500       By Robert Price as a Director of the Price Family Charitable
                Fund
---------
5,112,506       TOTAL


 9)  Sole Dispositive Power

    5,112       By Robert Price as Custodian for His Minor Children (UGMA-CA)

10)  Shared Dispositive Power

2,531,736       By Robert Price as Co-Trustee of Robert & Allison Price Trust
                1/10/75
   90,270       By Robert Price as Co-Trustee of a Trust for Benefit of His
                Minor Children
2,500,500       By Robert Price as director of the Price Family Charitable
                Fund
---------
5,112,506       TOTAL


12) Exclusion of shares.

    The reporting person disclaims beneficial ownership of the following shares:

        2,500,500 held by Price Family Charitable Fund

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                  SCHEDULE 13D


1.      SECURITY AND ISSUER

        Price Enterprises, Inc.
        Common Stock
        Daniel Carter, Exec. V.P. and Secretary
        4649 Morena Blvd.
        San Diego, CA 92117

2.      IDENTITY AND BACKGROUND

        a)      Robert E. Price
        b)      4649 Morena Blvd.
                San Diego, CA 92117
        c)      President and Chief Executive Officer
                of Price Enterprises, Inc.
        d)      None
        e)      None
        f)      U.S. Citizen

3.      SOURCE AND AMOUNT OF FUNDS

        All shares were acquired through a one-for-one exchange offer of shares of common stock of Price/Costco, Inc. for shares of common stock of Price Enterprises, Inc., pursuant to the Offering Circular/Prospectus of Price/Costco, Inc. and Price Enterprises, Inc., dated November 21, 1994, as supplemented (the "Exchange Offer").


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4.      PURPOSE OF TRANSACTION

        The purpose of the acquisition of Price Enterprises common stock through the Exchange Offer was for investment purposes only.

5.      INTEREST IN SECURITIES OF THE ISSUER

        a) The aggregate number of shares beneficially owned (5,127,618 or 22.02%) is held as follows:

                - 2,531,736 shares by Robert Price as Co-Trustee of Robert &
                  Allison Price Trust 1/10/75

                - 90,270 shares by Robert Price as Co-Trustee of a Trust for
                  Benefit of His Minor Children

                - 5,112 shares by Robert Price as Custodian for His Minor
                  Children (UGMA-CA)

                - 2,500,500 shares by Robert Price as a Director of the
                  Price Family Charitable Fund.

                These shares do not include the 8,479,410 shares (approximately 36.4%) of Price Enterprises common stock beneficially owned by Sol Price, the father of Robert Price.

        b) The power to vote and the power to dispose of such shares is as follows:

                Sole power to vote or direct the vote:                     5,112

                Shared power to vote or direct the vote:               5,122,506

                Sole power to dispose or direct the disposition:           5,112

                Shared power to dispose or direct the disposition:     5,122,506

                Allison Price, who is the wife of Robert Price, is the Co-Trustee with Robert Price for each of the Robert & Allison Price Trust and a trust established for the benefit of their three minor children. Under the terms of these trusts, the Co-Trustees must act jointly to vote or dispose of shares of stock owned by such trusts.

        c) On December 21, 1994, Robert Price, as Co-Trustee of Robert & Allison Price Trust 1/10/75 acquired 2,785,796 shares of Price Enterprises common stock through the Exchange Offer. On December 21, 1994, Robert Price, as Co-Trustee of a trust for the benefit of his three minor children, acquired 86,520 shares of Price Enterprises common stock through the Exchange Offer. On December 21, 1994, Robert Price, as Custodian for his Minor Children (UGMA-CA), acquired 5,112 shares of Price Enterprises common stock through the Exchange Offer. On December 21, 1994, the Price Charitable Fund (formerly the Sol & Helen Price Foundation), of which Robert Price is a Director, acquired 500 shares of Price Enterprises common stock through the Exchange Offer.

                As contemplated by the Exchange Offer, on February 9, 1995, Price/Costco consummated a sale to Price Enterprises, effective as of February 6, 1995, of the remaining 3,775,972 shares of Price Enterprises common stock owned by Price/Costco following consummation of the Exchange Offer. Such sale reduced the number of outstanding shares of Price Enterprises common stock from 27,000,000 to 23,224,028 and correspondingly increased Robert Price's percentage ownership of Price Enterprises common stock from approximately 10.66% to approximately 12.39%.

                On July 31, 1995, as Trustee of Robert and Allison Price Trust, I made a bona fide gift to an individual of 300 shares.

                On October 17, 1995, as Trustee of Robert and Allison Price Trust, I made a bona fide charitable gift of 250,000 shares to a public charity.

                On December 27, 1995, I acquired 295 shares by a contribution to my 401(k) Plan from the company. I have no power to vote or dispose of these shares.

                On August 23, 1996, as Trustee of Robert and Allison Price Trust, I made bona fide gifts of 3,750 shares total to trusts for the benefit of my minor children.

                On October 22, 1996, as Trustee of The Robert & Allison Price Trust, I made a bona fide gift of 10 shares to an individual.

                On December 4, 1996, a private foundation, The Price Family Charitable Fund, of which I am a director, received a contribution of 2,500,000 shares of common stock of the Company. As a director, I have shared voting and dispositive powers over the total of 2,500,500 shares held by the foundation. However, I disclaim beneficial ownership of these shares.

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        d)      N/A
        e)      N/A

6.      CONTRACTS WITH RESPECT TO SECURITIES OF THE ISSUER

        N/A

7.      EXHIBITS

        N/A

After reasonable inquiry and to the best of my knowledge and belief, I certify, that the information set forth in this statement is true, complete and correct.


January 28, 1996                /s/ Robert E. Price
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Date                            Robert E. Price